SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               AMB Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001984 10 3
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                                 (CUSIP Number)

                              Clement B. Knapp, Jr.
                                 Denise L. Knapp
                               8230 Hohman Avenue
                           Munster, Indiana 46321-1579
                                 (219) 836-5870
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
CUSIP No. 001984 10 3


                    1.        NAME OF REPORTING PERSON
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Clement B. Knapp, Jr.
------------------- --------  --------------------------------------------------
                    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                              A GROUP                             (a)  [ ]
                                                                  (b)  [ ]
------------------- --------  --------------------------------------------------
                    3.        SEC USE ONLY

------------------- --------  --------------------------------------------------
                    4.        SOURCE OF FUNDS

                              PF, SC, BK
------------------- --------  --------------------------------------------------
                    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
------------------- --------  --------------------------------------------------
                    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States of America
------------------- --------  --------------------------------------------------
                    7.        SOLE VOTING POWER

                              91,723
                    --------  --------------------------------------------------
   NUMBER OF        8.        SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY         --------  --------------------------------------------------
EACH REPORTING      9.        SOLE DISPOSITIVE POWER
 PERSON WITH
                              76,266
                    --------  --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              15,457
------------------- --------  --------------------------------------------------
                    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              122,849
------------------- --------  --------------------------------------------------
                    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN  SHARES   [ ]
------------------- --------  --------------------------------------------------
                    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              14.3%
------------------- --------  --------------------------------------------------
                    14.       TYPE OF REPORTING PERSON

                              IN
------------------- --------  --------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 001984 10 3


                    1.        NAME OF REPORTING PERSON
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Denise L. Knapp
------------------- --------  --------------------------------------------------
                    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                              A GROUP                             (a)  [ ]
                                                                  (b)  [ ]
------------------- --------  --------------------------------------------------
                    3.        SEC USE ONLY
------------------- --------  --------------------------------------------------
                    4.        SOURCE OF FUNDS

                              PF, SC, BK
------------------- --------  --------------------------------------------------
                    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
------------------- --------  --------------------------------------------------
                    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States of America
------------------- --------  --------------------------------------------------
                    7.        SOLE VOTING POWER

                              28,878
                    --------  --------------------------------------------------
   NUMBER OF        8.        SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 2,250
   OWNED BY         --------  --------------------------------------------------
EACH REPORTING      9.        SOLE DISPOSITIVE POWER
 PERSON WITH
                              23,833
                    --------  --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              7,295
------------------- --------  --------------------------------------------------
                    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              122,849
------------------- --------  --------------------------------------------------
                    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN  SHARES   [ ]
------------------- --------  --------------------------------------------------
                    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              14.3%
------------------- --------  --------------------------------------------------
                    14.       TYPE OF REPORTING PERSON

                              IN
------------------- --------  --------------------------------------------------

         This statement amends Items 3 and 5 of the Schedule 13D of Clement B. Knapp, Jr. and Denise L. Knapp dated August 8, 2002.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         Mr. Knapp and Mrs. Knapp have acquired beneficial ownership of 122,849 shares of Common Stock as follows:

         Between March 1996 and the date hereof, Mr. Knapp acquired 17,250 shares of Common Stock and Mrs. Knapp acquired 2,923 shares of Common Stock, with a combination of personal funds and borrowings in the ordinary course of business from Peoples Bank, SB, Munster, Indiana, for an aggregate purchase price of approximately $140,000.

         On October 23, 1996, Mr. Knapp was awarded 16,861.5 shares of restricted Common Stock, which are now vested. Also, on October 23, 1996, Mr. Knapp was awarded options to purchase 42,154.5 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant which are now vested. The awards of restricted Common Stock and options were granted to Mr. Knapp at no cost to him.

         On October 23, 1996, Mrs. Knapp was awarded 7,420.5 shares of restricted Common Stock, which are now vested. Also, on October 23, 1996, Mrs. Knapp was awarded options to purchase 13,489.5 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant which are now vested. The awards of restricted Common Stock and options were granted to Mrs. Knapp at no cost to her.

         Through the date hereof, Mr. Knapp has acquired 15,457 and Mrs. Knapp has acquired 5,045 shares of Common Stock through the AMB Corporation Employee Stock Ownership Plan, for which Home Federal Savings Bank, Columbus, Indiana acts as Trustee. These shares were purchased with funds contributed by American Savings, FSB, the subsidiary of AMB for an aggregate purchase price of approximately $137,000.

         Mrs. Knapp jointly owns 750 shares with her son, Michael Mellon, that were purchased at an aggregate cost of $5,000 using personal funds.

         Mrs. Knapp jointly owns 750 shares with her daughter, Patricia Mellon, purchased at an aggregate cost of $5,000 using personal funds.

         Mrs. Knapp jointly owns 750 shares with her daughter, Mary Elizabeth Mellon, purchased at an aggregate cost of $5,000 using personal funds.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

         (a) Mr. and Mrs. Knapp beneficially own an aggregate of 122,849 shares of Common Stock, constituting 14.3% of the number of shares of such Common Stock outstanding on the date hereof.

         (b) With respect to the 122,849 shares of Common Stock owned beneficially by Mr. and Mrs. Knapp, such amounts include:

               (1) 34,111.5 and 10,343.5 shares over which Mr. and Mrs. Knapp, respectively, have sole voting power and sole dispositive power.

               (2) 15,457 and 5,045 shares over which Mr. and Mrs. Knapp, respectively, have sole voting and shared dispositive power, with Home Federal Savings Bank, N.A., a Federal chartered savings bank with its principal business address at 501 Washington Street, Columbus, Indiana 47202-0408.

               (3) Options to purchase 42,154.5 and 13,489.5 shares,
                   respectively, of Common Stock which upon exercise Mr. and Mrs. Knapp will have sole voting and sole dispositive power.

               (4) 750 shares of common stock over which Mrs. Knapp has shared voting and shared dispositive power with her son, Michael Mellon, 750 shares of common stock over which Mrs. Knapp has shared voting and shared dispositive power with her daughter, Patricia Mellon and 750 shares of common stock over which Mrs. Knapp has shared voting and shared dispositive power with her daughter, Mary Elizabeth Mellon.

         Michael Mellon's address is c/o AMB Financial Corp., 8230 Hohman Avenue, Munster, Indiana 46321-1579. Michael Mellon is Vice President of American Savings, FSB. During the last five years, Michael Mellon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Michael Mellon is a citizen of the United States of America.

         Patricia Mellon's address is c/o AMB Financial Corp., 8230 Hohman Avenue, Munster, Indiana 46321-1579. Patricia Mellon is a student-adviser at Purdue University, Calmuet. During the last five years, Patricia Mellon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Patricia Mellon is a citizen of the United States of America.

         Mary Elizabeth Mellon's address is c/o AMB Financial Corp., 8230 Hohman Avenue, Munster, Indiana 46321-1579. Mary Elizabeth is the owner of Mellon, Inc. Designs. During the last five years, Mary Elizabeth Mellon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Mary Elizabeth Mellon is a citizen of the United States of America.

         (c) No transactions have been effected in the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Knapp or Mrs. Knapp.


Item 7. Material to be Filed as Exhibits
----------------------------------------

         1.  Agreement regarding joint filing*.

         *Previously filed with the Schedule 13D

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 24, 2002                                 /s/ Clement B. Knapp, Jr.
      --------------------                            --------------------------
                                                      Clement B. Knapp, Jr.


Date:  April 24, 2002                                 /s/ Denise L. Knapp
      --------------------                            --------------------------
                                                      Denise L. Knapp